SHEARMAN & STERLING LLP


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November 23, 2005


VIA EDGAR
---------
John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


Re:      North American Insurance Leaders, Inc.
         --------------------------------------
         Registration File No. 333-127871

         Pre-Effective Amendment No. 2 to the
         Registration Statement on Form S-1


Dear Mr. Reynolds:


     On behalf of our client, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, we set forth below the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided via your November 17, 2005 letter regarding the Company's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1/A ("Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), as filed with the Commission on October 11, 2005. The Company is filing Pre-Effective Amendment No. 2 (the "Amendment") to its Registration Statement in order to respond to the Comments and to make such other changes as the Company deems appropriate.

     For your convenience, each response follows the sequentially numbered Comment copied in bold italics from your letter of November 17, 2005. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Amendment. Capitalized terms used in this letter and not otherwise defined have the respective meanings assigned them in the Amendment.








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           SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE
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


North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1



General
-------

1.   We partially reissue comment three from our letter of September 29, 2005.
     We continue to note the manner in which you have defined "Business
     Combination," "Transaction Value," and "Insurance-Related Business" in your prospectus. It appears to the Staff that such modifications substantively alter the nature of your offering as compared to the typical firm-commitment blank check structure. In particular, we note that the definitions allow for the "acquisition" of one or more entities which would not meet the 80% of net asset test absent the capitalization of such entity or entities with the proceeds of the offering. As such, it would appear that your structure does not meet a fundamental condition upon which all other firm-commitment blank check offerings have been made. Please revise or advise.

The Company's initial business combination must have a transaction value equal to at least 80% of its net assets at the time of such business combination. As set forth in the Registration Statement, this transaction value will be determined by the Company's board of directors. Also as set forth in the Registration Statement, the transaction value may include a capital investment only if it is made in support of the growth or maintenance of the underwriting capacity of the target business or businesses. As the Staff noted in its comment letter, the Company's formulation of the 80% test departs from the formulation adopted by other special purpose acquisition companies. However, for the reasons set forth below, the Company believes that this departure is more one of form than of substance, and actually takes into account several important factors related to the financing of corporate control transactions in the insurance-related industry that do not apply to business combinations involving companies in most other industries.

By defining the term "business combination" in the Registration Statement to include the value of any capital investment used to support the growth or maintenance of the underwriting capacity of the target business or businesses, the Company believes it increases the universe of insurance-related businesses with which it could seek to enter into a business combination, which should benefit both the Company and its stockholders. This modification enables the Company to pursue structuring options with respect to a business combination that other potential acquirers in the insurance-related industry will have available to them.

The ability to add capital to a target insurance company is an integral part of the acquisition process. In the ordinary course of buying an insurance company, there are two crucial determinates of value. The first is the adequacy of the reserve liabilities for future claims. The second is the value of the asset portfolio. Regulators and rating agencies restrict the amount of debt an insurance company may incur since an insurance company's primary leverage is derived from its claims reserves in relation to its equity capital. An acquiring entity performs an extensive evaluation of the reserves conducted by its actuaries and reviewed by its auditors and the target's regulators. If an acquirer concludes that the target company's claims reserves are inadequate, for example, due to its underestimation of losses incurred in prior years, the acquirer will increase the target's claims reserves to an adequate level while decreasing its equity by the same amount. To maintain the target company's claims paying rating and to enable it to underwrite new business, the acquirer may be required to inject additional capital into the target to replenish the capital depleted by the reserve adjustment. A similar capital infusion may be required in the event that the target insurance company incurs a catastrophic loss, for example, due to a hurricane, which generates a significant underwriting loss and depletes its equity capital base.If an acquirer's valuation of a target company's marketable securities asset portfolio resulted in an asset markdown, then an infusion of capital would be required to offset the reduction. Moreover,


                                       2


North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




when a non-insurance company is acquired, the debt assumed by the acquiring entity is deemed to be part of the acquisition price. In the context of an insurance company acquisition, the analogous capital investment to bring the claims reserves and the asset portfolio to appropriate levels should also be considered part of the acquisition price. Therefore, an acquisition of an insurance-related company, without the ability to add capital to offset reserve strengthening or asset reevaluations, would impair the ability of the Company to bid for attractive business combination candidates that may require additional incremental capital, could limit the Company's ability to enter a line of business that offers an opportunity for profitable operation and future growth and jeopardize the interests of the Company's stockholders.

The Company also notes that North American insurance companies are regulated by a patchwork of state, provincial and national insurance regulators and administrative agencies. These regulatory authorities often require an acquirer to invest incremental equity capital to support the underwriting capacity. Furthermore, incremental capital investment is the primary way an insurance company can increase reserves and promote its solvency since an insurance company is limited in respect of the debt it can incur. In addition, independent rating agencies often require that acquiring entities invest capital into an insurance business in order to strengthen its prospective rating. For this reason, when an insurance business is acquired, the acquisition is often structured to include a required infusion of additional capital.

If the definition of transaction value did not include capital investments to support the growth or maintenance of the underwriting capacity of the target business or businesses and consequently such capital investment were to be limited to an arbitrary 20% of net assets, it would impair the Company's ability to enter into a business combination with an insurance-related business that requires additional investments of equity capital in order to increase the reserves of a target business so as to strengthen its balance sheet and maintain or expand its underwriting business. While the Company respectfully submits that the 80% net asset test is inappropriate in the context of insurance-related companies, the Company is willing to consider further limiting the purpose of the capital invested into a target company to the extent such an infusion of capital is required in order to obtain regulatory or rating agencies' approval and/or limiting the amount of capital to be invested to a specified percentage of the net assets in order to develop a productive and profitable business in the insurance-related industry.

To ensure that prospective investors in the Company's common stock are fully apprised of its modified definition of the term business combination, we have added additional disclosure in the Amendment setting forth the manner in which this definition differs from that used in other special purpose acquisition company offerings. The Company believes that this disclosure and the structure of this offering, including, in particular, the requirement that its stockholders vote to approve any proposed business combination, will enable its investors to reach an informed investment decision and will protect them as stockholders. Nevertheless, the Company is willing to supplement its disclosure setting forth additional guidelines upon agreement with the Staff.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




2. We note that a marked copy of Amendment No. 1 to the registration statement was not filed on EDGAR. In the future, please ensure that a marked copy of the amendments to all registration statements filed with the Commission is filed via EDGAR.

In addition to hand-delivering marked courtesy copies of the Amendment to the Registration Statement to the Commission, the Company will submit, as requested, clean and marked copies of all future amendments filed with the Commission via EDGAR.

3. Please provide disclosure in the registration statement regarding when the distribution ends. Disclosure such as the distribution ends at the closing of the IPO is not adequate. Appropriate disclosure might include when (i) all of the shares have been sold, (ii) there are no more selling efforts,
     (iii) there is no more stabilization, or (iv) the overallotment has been exercised.

The initial distribution of the Company's offering will end when (i) all of the units have been sold or (ii) the remaining units have been deposited in proprietary accounts of the underwriter.

Disclosure regarding the termination of the initial distribution with respect to the "restricted period" under Regulation M was initially provided in the Registration Statement in connection with warrants to be purchased on behalf of the Company's directors and officers in the after-market. Subsequent to the filing of the Registration Statement, the Company's directors and officers decided to purchase rights ("D&O Rights") that are automatically convertible for warrants directly from the Company in lieu of the secondary market purchases of warrants contemplated in the Company's prior filings. A description of the D&O Rights is highlighted on page 9 of this letter. Based on the restructuring of the warrant purchases by, and considering that the underwriter will not be engaging in any transactions with respect to the D&O Rights in the marketplace, the Company believes that this disclosure is no longer warranted.


Summary, page 1
---------------

4. We note your response to comment seven from our letter of September 29, 2005, which includes the statement: "No agents, representatives, existing stockholders or directors of the Company have taken any measures, direct or indirect, to locate a target business at any time, past or present, in connection with the identification of a prospective business combination. . ." However, we also note the following paragraph in your response to comment seven: "According to the database service of Thompson Financial, in the past two years there have been approximately 133 mergers and acquisitions with publicly disclosed transaction values of up to $400 million in the insurance-related industry. . ." as well as your response to comment 16: "Furthermore, there have been no diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the Company or an affiliate thereof,

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




     or by an unrelated third party, with respect to a business combination transaction involving the Company or the process designed or implemented to result in the location of one or more candidates for a business combination transaction."

     We are unable to reconcile the latter two statements with the former. Please advise.

The Company included historical information regarding the insurance-related industry for the benefit of the investors to provide (i) context with respect to size, liquidity and an active market for corporate control and (ii) a reasonable basis upon which to assess the probability of success of the Company in entering into a business combination before making an investment decision. The historical data to which the Company referred was derived from published third-party sources, relates to closed transactions and does not identify any specific parties. As a result, the Company respectfully submits that the inclusion of this information in the Registration Statement is consistent with, and does not impair its ability to make, statements affirming (a) that no agents, representatives, existing stockholders or directors of the Company have taken any measures, direct or indirect, to locate a target business at any time, past or present, in connection with the identification of a prospective business combination and (b) that no diligence, discussions, negotiations and/or other similar activities have been undertaken, whether directly by the Company or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the Company or the process designed or implemented to result in the location of one or more candidates for a business combination transaction.


5. We note your disclosure that indicates that existing stockholders shall be deemed included as "public stockholders" only to the extent of shares purchased in this offering. Please clarify as to whether that would also include shares acquired in the after-market.

The Company has included disclosure in the Amendment to clarify that the existing stockholders shall be deemed "public stockholders" to the extent that shares are purchased in the offering as well as in the after-market. Such disclosure may be found in the sections entitled "Prospectus Summary," "Risk Factors," "Proposed Business," "Certain Relationships and Related Transactions" and "Description of Securities." While the existing stockholders will vote the entirety of their shares, whether acquired before, in or after the offering, either for or against an initial business combination, as determined by the totality of the public stockholder vote, in no event will the existing stockholders be considered "public stockholders" for purposes of voting for or against an initial business combination.


6. We also note the third bullet-point in your response to comment seven from our letter of September 29, 2005. If true, please disclose the substance of such paragraph in the next amendment to your registration statement and disclose the basis for such statement.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




As stated in the Company's response to comment seven from the Commission's letter of September 29, 2005, the management of the Company believe that an investment in an insurance-related business in the offering size range provides a sufficient "critical mass" upon which to develop a productive and profitable business in the insurance industry. The assessment of the critical mass is based on the experience of the Company's management. As requested, the Company has added corresponding disclosure to the Amendment under the sections entitled "Prospectus Summary--Initial Business Combination" and "Proposed Business--Effecting a Business Combination--Transaction value of initial business combination."


Management's Discussion and Analysis, page 35
---------------------------------------------

7. We note your response to comment 22 from our letter of September 29, 2005. If true, please include as disclosure in your next amendment.

The Company confirms that it may use the proceeds of the offering as consideration to pay the sellers of a target business with which the Company ultimately completes a business combination. To the extent the resulting operating company is a business that underwrites insurance, the Company may also use the proceeds of the offering as capital to invest in support of the growth or maintenance of its underwriting capacity. In addition, following its initial business combination, the Company may use the proceeds held in trust for general corporate purposes, which may include incremental capital expenditures, payment of any additional expenses (including financial advisory fees to third parties that the Company may incur in connection with the business combination), for increases in working capital, for increasing the size of the Company's staff or for sales, marketing and/or administrative expenses. After the consummation of the initial business combination, the Company may also seek to acquire additional businesses using all or a portion of any remaining proceeds, borrowings, proceeds of debt or equity securities offerings, debt or equity securities and internally generated cash. As requested, the Company has included this disclosure in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds."


Sources of Target Business, page 40
-----------------------------------

8. We note your response to comment 23, from our letter of September 29, 2005 that you have added disclosure to the sections entitled "Use of Proceeds," "Proposed Business--Effecting a Business Combination--Sources of target businesses" and "Management" We are unable to locate such added disclosure. Please revise or advise.

The Company added the requested disclosure in the Registration Statement on page 32 in the third full paragraph after the footnotes in the section entitled "Use of Proceeds," on page 43 in

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




the last sentence in the paragraph under the section entitled "Proposed Business--Effecting a Business Combination--Sources of target businesses" and on page 53 in the third full paragraph under the section entitled
"Management--Board of Directors."


Certain Relationships and Related Party Transactions, page 54
-------------------------------------------------------------

9. We note your response to comment 25 from our letter of September 29, 2005. If true, please include as disclosure in your next amendment.

The Company confirms that the basis for the statement that "all ongoing and future transactions" between the Company and its officers, directors, existing stockholders or their affiliates will be on terms believed to be no less favorable to the Company than would be available from unaffiliated third parties relates to the procedure put in place by the board of directors of the Company requiring that each transaction involving its officers, directors, existing stockholders or their affiliates be approved in advance by a majority of the Company's "independent" directors (to the extent it has any at the time of such transaction). If there are no independent directors at that time, the members of the Company's board who do not have a pecuniary interest in the transaction must approve any such transaction. In either case, directors shall have had access, at the Company's expense, to independent legal counsel. Whether or not independent, the Company's directors will be fiduciaries of the Company and, as such, must exercise discretion over future transactions consistent with their responsibilities as fiduciaries. Moreover, in the event any such conflict arises, the Company intends to obtain estimates from unaffiliated third parties for similar goods or services, taking into account, in addition to price, the quality of the goods or services to be provided by such third parties to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from unaffiliated third parties. The Amended and Restated Certificate of Incorporation of the Company provides that the Company will not consummate a business combination with any entity that is affiliated with any of the Company's stockholders prior to the offering unless the Company obtains an opinion from a nationally recognized, independent investment banking, appraisal or valuation firm that such business combination is fair to the Company's stockholders from a financial perspective. As requested, the Company has included such disclosure in the Amendment.

10. We reissue comment 27 from our letter of September 29, 2005. We note your response and disclosure contained in your registration statement that the named individuals may have obligations to other entities. Please affirmatively and specifically identify each instance in which such person has a fiduciary duty which conflicts with, and is prior to and/or has priority over, such persons' duties and obligations to the company.

None of Scott A. Levine, William R. de Jonge and Laurence N. Strenger has any fiduciary obligations with respect to any insurance-related companies.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




Francis E. Lauricella, Jr., one of our Executive Vice Presidents and a director, currently serves as the managing director of FL Advisors, LLC, an advisory firm to financial services companies, and as a director of Arrowhead General Insurance Agency and its affiliate, Cypress Point -- Arrowhead General Insurance Agency, Inc. E. Miles Prentice, III, one of our independent directors currently serves as a director of National Life Insurance Company of Vermont. Messrs. Lauricella and Prentice may have fiduciary obligations as directors to these entities that were established prior to their fiduciary relationship with the Company, which may cause a conflict of interest. Neither Messrs. Lauricella and Prentice nor the Company is aware of any such conflict of interest at this time. The Company believes that such a conflict is most likely to arise if the Company decides to bid for a potential target business that is also a potential target business for one of the above entities. In such a situation, Mr. Lauricella or Mr. Prentice would disclose to the Company the existence of a potential conflict of interest as soon as practicable, and the Company would seek to resolve the conflict in such a way as to minimize any harm to the Company, which would likely include the recusal of either Mr. Lauricella or Mr. Prentice from further consideration of such transaction, and could require the resignation of either Mr. Lauricella or Mr. Prentice as a director of the Company. The Company has included such disclosure in the Amendment.

                                    * * * * *

In addition to the Company's response to the Comments, the Company brings the following developments, which occurred subsequent to the filing of the Company's Registration Statement, to the Staff's attention:

     o Addition of an Independent Director. To improve its corporate governance, the Company appointed Mr. Prentice as an independent director of its board, effective November 22, 2005. Mr. Prentice serves on the Audit Committee and the Nominating and Corporate Governance Committee.

     o 2.0% Deferral of Underwriting Discount. CRT Capital Group LLC has agreed to defer a portion of its underwriting discount, equal to 2.0% of the gross proceeds of this offering or $3.0 million ($3.45 million if the underwriter's over-allotment option is exercised in full), until the consummation of the Company's initial business combination. The 2.0% deferral of the underwriting discount will be placed in the trust account at JPMorgan Chase Bank, NA maintained by JPMorgan Chase Bank, NA, acting as trustee, and become part of the liquidating distribution to the Company's public stockholders in the event of liquidation prior to its initial business combination. Upon consummation of an initial business combination, the Company will pay the deferred underwriting discount to CRT Capital Group LLC out of the proceeds of this offering held in the trust account. CRT Capital Group LLC will not be entitled to any interest accrued on the deferred portion of its underwriting discount.

     o $2.0 Million D&O Rights. The Company's directors and officers, their affiliates and/or their designees intend to purchase from the Company, an aggregate of two million D&O Rights, at a price of $1.00 per right. The $2.0 million proceeds from the issuance and sale of the D&O Rights will be placed in the trust account and become part of the liquidating distribution to the Company's public stockholders in the event of liquidation prior to its initial business combination. Each D&O Right will be automatically converted into a maximum of three warrants ("D&O Warrants") on the 120th day following the effective date of the offering. The conversion ratio of D&O Rights into D&O Warrants will be calculated by dividing $1.00 by the conversion price. The conversion price is equal to the average of the daily averages of the high and low sale price of the warrants as quoted on the OTC Bulletin Board or elsewhere during the 20 trading days prior to the conversion date. In no event will a D&O Right be converted into more than three D&O Warrants.

          The purchase of the D&O Rights by the Company's directors and officers, their affiliates and/or their designees is to be made in lieu of the secondary market purchases of warrants contemplated in the Company's prior filings and is intended to increase the amount of funds to be held in the trust account. The D&O Warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering but will not be transferable or salable by the Company's directors and officers, their affiliates and/or their designees until it completes an initial business combination. In the event of liquidation prior to its initial business combination, the D&O Warrants will expire worthless.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1



     o Potential Financing for D&O Rights. Certain of the Company's directors and officers are seeking to arrange third-party financing pursuant to which they may borrow up to 50% of the amount needed to satisfy their commitment to purchase D&O Rights. If these directors and officers opt for such a financing arrangement, they may, upon consummation of the initial business combination, transfer beneficial ownership of a portion of the shares of common stock held by them to a funding party as a portion of the fee for the financing commitment. The shares so transferred will be subject to the same lock-up and voting agreements as other shares of common stock owned by the Company's directors and officers.

The Company has included disclosure in the Amendment regarding each of these changes.

                                    * * * * *

The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is the Company's intention to begin marketing this offering as soon as possible so as to close this offering by mid-December. Toward that end, the Company would like to

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 2 to the Registration Statement on Form S-1




clarify any additional questions, and to provide any additional information, the Staff may require as soon as practicable.

Thank you for your prompt attention to the Company's responses to the Comments. If you have any further comments, or if you require additional information, please do not hesitate to contact me at the telephone number appearing above.

                                        Sincerely,

                                        /s/  Thomas J. Friedmann

                                        Thomas J. Friedmann


cc:      Mike Karney, Securities and Exchange Commission
         John Zitko, Securities and Exchange Commission
         William R. de Jonge, North American Insurance Leaders, Inc. Ann Chamberlain, Bingham McCutchen LLP